CONTACT: Dan King, Vice President of Finance and Administration The Cherry Corporation
                  (847) 360-3541            FOR IMMEDIATE RELEASE


                  CHERRY ANNOUNCES COMPLETION OF TENDER OFFER


WAUKEGAN, IL. (July 14, 2000) - The Cherry Corporation (Nasdaq - CHER) announced today CABO Acquisition Corp ("CABO") had successfully completed its $26.40 per share cash tender offer for all outstanding shares of common stock of The Cherry Corporation. The tender offer expired on July 13, 2000, at 12:00 Midnight, New York City time. Based on information provided by the depositary, as of such time, 4,817,841 shares of The Cherry Corporation common stock had been tendered, including 60,737 shares tendered by notice of guaranteed delivery. Prior to commencement of the tender offer, CABO beneficially owned 5,455,666 shares of The Cherry Corporation common stock. After giving effect to the results of the tender offer, CABO will own approximately 10,235,000 shares of The Cherry Corporation common stock, or approximately 98% of the total shares outstanding. Payment for the shares properly tendered and accepted will be made as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

CABO expects to complete the merger of The Cherry Corporation with CABO on or about July 17, 2000 in accordance with Section 253 of the Delaware General Corporation Law. Pursuant to the merger, CABO will be merged with and into The Cherry Corporation, with The Cherry Corporation as the surviving corporation. The Cherry Corporation shareholders who did not tender their shares in the tender offer will receive $26.40 cash per share in the merger unless they elect to exercise their appraisal rights under Delaware law. The Cherry Corporation's transfer agent will forward to shareholders who did not tender their shares in the tender offer detailed instructions regarding how to surrender their stock certificates in order to receive the $26.40 per share merger consideration.

The Cherry Corporation manufactures proprietary and custom electrical switches, sensors, electronic keyboards and controls for the worldwide automotive, computer, and consumer and commercial markets. The Company has two operating divisions in the United States and seven wholly owned subsidiaries in Germany, England, France, Australia, Czech Republic, Mexico and Hong Kong. Cherry also has 50-50 joint ventures in Japan, Hirose Cherry Precision Company Limited, and in India, TVS Cherry Limited. Additional information is available on the Company's website at http://www.cherrycorp.com

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE CHERRY CORPORATION. CABO ACQUISITION CORP. HAS FILED A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE COMPANY HAS FILED A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER.
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